October 24, 2013

Mr. Sonny Oh

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Post-effective amendment under Rule 485(b) to registration statement on Form N-4; file no. 333-170345

Dear Mr. Oh:

This letter supplements the responses we provided in our “correspondence” filing on October 15, 2013.

1.	COMMENT: On the prospectus cover page, there is disclosure that states “if allowed under applicable law, we reserve the right in the future to cease permitting additional Purchase Payments by someone who was a Contract Owner of this Annuity as of October 24, 2013.” You asked whether in prior versions of the prospectus, we had included disclosure alluding to the possibility of ceasing to allow additional Purchase Payments. RESPONSE: The May 1, 2013 prospectus for Prudential Retirement Security Annuity III alludes to this possibility, by stating that “to the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time.”

2.	COMMENT: With respect to the definitions of Annual Guaranteed Withdrawal Amount, Highest Birthday Value, Income Base, and Purchase Payments, please add disclosure regarding those investors who can continue to make additional Purchase Payments. RESPONSE: We have added such disclosure.

3.	COMMENT: Please move the language regarding the fact that the expense example figures apply whether the investor surrenders, does not surrender, or annuitizes to the position in the prospectus dictated by Form N-4. RESPONSE: We have done so.

4.	COMMENT: Further to Registrant’s response 5(b) on October 15, 2013, please include in the prospectus itself the explanation of federal tax withholding. RESPONSE: We have done so.

5.	COMMENT: In Section 5 of the prospectus, after the introduction of the defined term for AllianceBernstein and Prudential Retirement Security Annuity V, please use those defined terms thereafter. RESPONSE: We have done so.

6.	COMMENT: In Section 5 of the prospectus, under the heading “Transfer of Retirement Plan Guaranteed Values”, there are several parentheticals that state “(except as otherwise discussed in this Section 5).” You asked that the disclosure be more specific about the nature of the exception. RESPONSE: We have revised the disclosure accordingly.

7.	COMMENT: Within Section 5, in the sub-section entitled “Brief Overview of IncomeFlex Target Benefit Under This Annuity”, please add cross-references to the other sub-sections of Section 5. RESPONSE: We have done so.

8.	COMMENT: To assure that the details of the “standard” IncomeFlex Target Benefit are set forth first, before describing the AB and PRSA V variations, please move the disclosure that is specific to AB and PRSA V to later in Section 5. RESPONSE: We have done so.

9.	COMMENT: With respect to the AB portion of the Section 5 disclosure, the discussion begins with a discussion of step-ups, and then proceeds to a discussion of the Conversion Ratio. The order should be reversed. RESPONSE: As discussed, the fact that we will move the “Special Rules” discussion, which applies to the AB and PRSA V versions of IncomeFlex Target, to the end of section 5 addresses the concern about the AB and PRSA V references being too greatly interspersed throughout Section 5.

10.	COMMENT: With respect to the 3rd bullet point in the Conversion Ratio example for each of AB and PRSA V, please modify the disclosure so that each footnote matches. RESPONSE: we have done so.

We represent and acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from this responsibility; and
•	The Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As counsel for the Registrant, I represent that the filing does not contain disclosure that would render the filing ineligible for reliance on Rule 485(b) under the Securities Act of 1933.

Thank you for your continued attention to this filing.

Sincerely,

/s/ C. Christopher Sprague

C. Christopher Sprague

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